

Mail Stop 7010

March 15, 2007

Dennis L. Shogren
President and Chief Executive Officer
Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, CA 92571

Re: Modtech Holdings, Inc.
Amendment No. 1 to Registration Statements on Form S-3
Each Filed on February 23, 2007
File No. 333-19902 and 333-139899

Dear Mr. Shogren:

     We have limited our review of your filing to those issues we have addressed on our comments.

General

1.   Please revise the registration numbers on each registration statement cover page to reflect the correct file numbers.

Form S-3 File No. 333-139902

Selling Stockholder, page 7

2.   We note your response to comment 2 in our letter dated February 6, 2007. However, it is unclear whether the selling stockholder still holds convertible securities. Please clarify your disclosure and also disclose in footnote (1) to the table the shares underlying any convertible securities currently held by the selling stockholder. Also, you disclose that the warrants to purchase 229,886 shares of common stock are no longer held by Amphora Limited. Please clarify whether these warrants are still outstanding and, if so, disclose who currently owns these warrants.

3.   If the securities you describe in this section were issued pursuant to any agreements (other than the registration agreements you already describe), please briefly describe them. Also add the convertible securities and any related agreements to the exhibit index.

Form S-3 File No. 333-139899

Selling Stockholder, page 7

4. We note your response to comment 13 of our comment letter dated February 6, 2007. It appears that the number of shares issuable upon exercise of the issued warrants and full conversion of the convertible notes would constitute a very significant portion of your outstanding securities held by non-affiliates. Accordingly, we do not believe that this transaction comports with the requirements of an at the market secondary shelf offering but appears to be an indirect primary offering. See, e.g., Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. 29 (July 1997), available at www.sec.gov/interps/telephone/cftelinterps_rule415.pdf. Please note that in reaching this determination, we have disregarded applicability of beneficial ownership caps, as these contractual arrangements do not affect our determination of what constitutes a valid secondary shelf offering. Given the nature and size of the transaction being registered, please advise us of your basis for determining that the transaction appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(x).

5. We note your Form 8-K disclosure that on February 26, 2007 the Laurus Master Fund converted the remaining $1,465,700 principal balance of the convertible note into 410,560 shares of the company's common stock. Please update the disclosure in the prospectus accordingly.

6. Please disclose your responses to comments 6, 7, 8, 9, and 11 in our letter dated February 6, 2007 in this section of the prospectus.

7. We note your response to comment 8 in our letter dated February 6, 2007. Please tell us the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of convertible notes. This amount should include all payments, not just interest payments.

8. We note your response to comment 11 in our letter dated February 6, 2007. Please disclose the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to Comment 9.

9. We note your response to comment 15 in our letter dated February 6, 2007. However, please add to the exhibit index all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the

transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

As appropriate, please amend your filings in response to these comments. You may contact Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708 if you have questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jon R. Haddan, Esq.
        Haddan & Zepfel LLP
        500 Newport Center Drive, Suite 580
        Newport Beach, CA 92660